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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47433

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING __12/31/10__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____8226 Bee Caves Road_____
                                 (No. and Street)

_____Austin_____   _____Texas_____   _____78746_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Cuckler_____(512) 306-5264
                                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
                             (Name – *if individual. state last, first. middle name*)

5918 W. Courtyard Drive, Suite 500   Austin   Texas   78730
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Michael L. Cuckler</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Tejas Securities Group, Inc.</u> , as of <u>December 31</u> , <u>2010</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

TINA R. MILLAR
Notary Public, State of Texas
My Commission Expires
July 27, 2013

_____
Signature

<u>Chief Compliance Officer</u>
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TEJAS SECURITIES GROUP, INC.

(A Wholly Owned Subsidiary of Westech Capital Corporation)

Financial Statements, Schedule and Other Information
Years Ended December 31, 2010 and 2009

TEJAS SECURITIES GROUP, INC.
Table of Contents

 **PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS


RECEIVED
MAR 0 1 2011
189

Independent Auditors' Report

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statements of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2011

1

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE • SPOKANE

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2010 and 2009

Assets		2010	2009
Cash and cash equivalents	$	348,680	462,286
Receivable from clearing organization		3,099,068	1,239,867
Receivables from employees		109,183	77,768
Federal income taxes receivable from Tejas, Inc.		—	367,704
Securities owned, at fair value		613,082	1,241,904
Property and equipment, net		134,256	150,073
Other assets		584,981	921,304
Total assets	$	4,889,250	4,460,906

Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	998,529	763,227
Securities sold, not yet purchased		—	819
Total liabilities		998,529	764,046
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding as of December 31, 2009 and 2008		2,295,674	2,295,674
Additional paid-in capital		15,062,614	15,059,485
Accumulated deficit		(13,460,234)	(13,650,966)
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		3,890,721	3,696,860
Total liabilities and stockholder's equity	$	4,889,250	4,460,906

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2010 and 2009

		2010	2009
Revenue:			
Commissions from agency transactions	$	588,736	805,482
Commissions from principal transactions		19,824,361	13,219,343
Underwriting and investment banking income		225,000	-
Net dealer inventory and investment income, net of trading interest expense of $26,505 and $337,155, respectively		1,491,184	1,082,207
Other income		52,353	153,050
Total revenue		22,181,634	15,260,082
Expenses:			
Commissions, employee compensation and benefits		15,455,773	10,814,720
Clearing and floor brokerage		180,378	233,686
Communications and occupancy		2,047,206	1,901,904
Professional fees		1,799,387	535,808
Interest		2,464	4,438
Other		2,387,406	1,796,211
Total expenses		21,872,614	15,286,767
Income (loss) before income tax expense (benefit)		309,020	(26,685)
Income tax expense (benefit):			
Federal:			
Current		-	(367,704)
Deferred		-	-
State:			
Current		118,288	6,392
Total income tax expense (benefit)		118,288	(361,312)
Net income	$	190,732	334,627

See accompanying notes to financial statements.

3

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2010 and 2009

	Shares Outstanding		Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
	Treasury Shares	Common Shares					
Balance at December 31, 2008	29,833	5,799,055	2,295,674	15,012,140	(13,985,593)	(7,333)	3,314,888
Contributed capital	—	—	—	—	—	—	—
Stock based compensation	—	—	—	47,345	—	—	47,345
Net income	—	—	—	—	334,627	—	334,627
Balance at December 31, 2009	29,833	5,799,055	2,295,674	15,059,485	(13,650,966)	(7,333)	3,696,860
Contributed capital	—	—	—	—	—	—	—
Stock based compensation	—	—	—	3,129	—	—	3,129
Net income	—	—	—	—	190,732	—	190,732
Balance at December 31, 2010	29,833	5,799,055	$ 2,295,674	15,062,614	(13,460,234)	(7,333)	3,890,721

See accompanying notes to financial statements.

4

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 190,732	334,627
Adjustments to reconcile net income to net cash provided		
by (used in) operating activities:		
Depreciation expense	57,902	63,030
Bad debt expense	27,667	-
Stock based compensation expense	3,129	47,345
Gain on sale of property and equipment, net	-	(121)
Changes in operating assets and liabilities:		
Receivable from clearing organization	(1,859,201)	2,364,611
Receivables from employees	(59,082)	7,047
Federal income taxes receivable from Tejas, Inc.	367,704	(367,704)
Securities owned, at fair value	628,822	2,751,402
Other assets	336,323	(624,303)
Accounts payable, accrued expenses and other liabilities	259,341	(1,043,422)
Securities sold, not yet purchased	(819)	(3,401,438)
Net cash provided by (used in) operating activities	(47,482)	131,074
Cash flows from investing activities:		
Cash proceeds from sale of property and equipment	-	1,800
Purchase of property and equipment	(42,085)	(36,750)
Net cash used in investing activities	(42,085)	(34,950)
Cash flows from financing activities:		
Payments on capital lease	(24,039)	(59,152)
Net cash used in financing activities	(24,039)	(59,152)
Net increase (decrease) in cash and cash equivalents	(113,606)	36,972
Cash and cash equivalents at beginning of year	462,286	425,314
Cash and cash equivalents at end of year	$ 348,680	462,286
Supplemental disclosures:		
Interest paid	$ 2,464	4,438
Income taxes paid	$ 36,732	8,828

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Westech Capital Corp., a Delaware corporation ("Westech") formerly Tejas Incorporated. The Board of Tejas Incorporated approved the name change in May 2010. The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker and dealer in securities with the Financial Industry Regulatory Authority, Inc. and clears its transactions on a fully disclosed basis through Ridge Clearing and Outsourcing Solutions, Inc. The Company is also a registered investment advisor.

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

Liquidity

In recent years, the Company has sustained losses and negative cash flows from operations resulting in an accumulated deficit of $13,460,234. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations, raise additional capital through private equity financings, or secure other sources of financing to fund operations. At December 31, 2010 the Company had working capital of $2,558,402 as well as profitable operations for the year then ended. Based on the resulting performance, and the amount of available working capital, the Company's management believes it will have adequate resources to fund operations through December 2011.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expenses are also recorded on a trade date basis.

Net dealer inventory and investment income results from securities transactions entered into for the account of the Company. Net dealer inventory and investment income includes both realized and unrealized gains and losses, which are recorded on a trade date basis. Net dealer inventory includes securities owned and securities sold, not yet purchased.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) *Underwriting and Investment Banking*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Company may distribute the equity securities to its employees or to Westech either through compensation agreements or by sale or dividend to Westech, based upon the intrinsic value.

(d) *Date of Management Review*

Management has performed a review for subsequent events through February 25, 2011, date of issued audit report.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(f) *Securities Owned and Securities Sold, Not Yet Purchased*

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss) in the accompanying statements of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(g)   *Property and Equipment*

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for property and equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(h)   *Repurchase and Resale Agreements*

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2010 and 2009.

(i)   *Income Taxes*

The results of operations for the Company are included in the consolidated federal income tax return of Westech. The Company is allocated its share of Westech's federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from Westech. Separate state tax returns are filed for the Company with the exception of the Texas Margin Tax Return which is filed on a combined basis under Westech with any resulting provision or benefit for margin taxes realized being recorded as a payable or receivable from Westech.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

TEJAS SECURITIES GROUP, INC.
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

Authoritative guidance issued by the Financial Accounting Standards Board ("FASB") clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides standards on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with the guidance is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

(j) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) ***Financial Instruments and Credit Risk***

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. In 2010 and 2009, federally insured limits on accounts covered by the Federal Deposit Insurance Corporation ("FDIC") were $250,000 until December 31, 2013 after which the limit will return to $100,000. At various times during 2010, the Company had cash and cash equivalents balances in excess of the then current federally insured limits. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

(l) ***Stock-Based Compensation***

Employees of the Company receive equity instruments of Westech as compensation. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

(m) ***Recent Accounting Pronouncements***

As of December 31, 2010, the Company adopted the following accounting standards, none of which had a material impact on the Company's financial position, results of operations or cash flows:

In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements. The Update would affect all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The Board concluded that users will benefit from improved disclosures in this Update and that the benefits of the increased transparency in financial reporting will outweigh the costs of complying with the new requirements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 31, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact this update will have on the Company's financial statements.

In January 2010, the FASB issued an accounting standard update to address implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the *FASB Accounting Standards Codification*, originally issued as FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. The amendments in this update are effective beginning in the period that an entity adopts Statement 160 (now included in Subtopic 810-10). If an entity has previously adopted Statement 160 as of the date of the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the interim or annual reporting period ending on or after December 31, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted 160. The Company believes adoption of this new guidance will not have a material impact on the Company's financial statements.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company's financial statements.

(3)   Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2010, the minimum net capital requirement for the Company was $250,000. Net capital at December 31, 2010 aggregated $2,811,084. The Company's ratio of aggregate indebtedness to net capital was .36 to 1 at December 31, 2010.

(4)   Receivables From and Payables To Clearing Organization

At December 31, 2010 and 2009, the Company had receivables from and payables to its clearing organization consisting of the following:

		2010	2009
Receivables:			
Fees and commissions receivable	$	74,762	65,420
Receivable from clearing organization	$	3,024,306	1,174,447
Payables:			
Payable to clearing organization	$	—	—

(5)   Receivables from Employees

On occasion, the Company makes unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are to be repaid through reductions of future commissions or bonuses or through regular salary withholdings. At December 31, 2010 and 2009, the balance of advances due to the Company was $0 and $10,000, respectively.

In December 2010, the company issued notes totaling $95,199 to employees with a 401k loan at the time the Company discontinued its 401(k) Plan (note 11). All of the loans are on demand and may be redeemed through salary, bonuses and future commissions. As of December 31, 2010, the balance of these notes was $81,600.

These note receivables are included in receivables from employees in the accompanying statements of financial condition.

TEJAS SECURITIES GROUP, INC.
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2010 and 2009, securities owned and sold, not yet purchased consisted of the following:

| | 2010 | | 2009 | |
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State/Municipal obligations	$ —	$ —	$ 29,017	$ —
US Government bonds	4	—	6	—
Corporate bonds and notes	22,963	—	1,105,306	819
Equity/Warrant securities	590,115	—	72,672	—
Foreign currency deposit	—	—	34,903	—
	$ 613,082	—	1,241,904	819

Securities owned represent approximately $613,000 and 13% of total assets at December 31, 2010. Of the approximate $613,000, $238,000 or 39% was related to one security. Securities owned at December 31, 2009, approximated $1,242,000 and 28% of total assets. Approximately $964,000 or 22% of total assets as of December 31, 2009 related to one security.

For the years ended December 31, 2010 and 2009, the Company recognized unrealized gains (losses) associated with securities owned and securities sold, not yet purchased, in the amounts of ($594,828) and $709,401, respectively.

Approximately $3,100,000 or 63% of the total assets were cash and cash receivables from the clearing organization (Penson Financial). In accordance with FASB guidance for fair value measurements of certain financial instruments, the following table represents the Company's fair value hierarchy for securities owned measured at fair value as of December 31, 2010 and 2009:

2010

Securities Owned	Level 1	Level 2	Level 3	Total
State and municipal obligations	$ —	—	—	—
U.S. Government bonds	—	4	—	4
Corporate bonds and notes	—	22,963	—	22,963
Equity securities	449,990	—	—	449,990
Warrant securities	140,125	—	—	140,125
Foreign currency deposit	—	—	—	—
Total	$ 590,115	22,967	—	613,082

12

TEJAS SECURITIES GROUP, INC.
Notes to Financial Statements
December 31, 2010 and 2009
(Continued)

2009

Securities Owned		Level 1	Level 2	Level 3	Total
State and municipal obligations	$	29,017	—	—	29,017
U.S. Government bonds		—	6	—	6
Corporate bonds and notes		—	1,105,306	—	1,105,306
Equity securities		72,672	—	—	72,672
Warrant securities		—	—	—	—
Foreign currency deposit		34,903	—	—	34,903
Total	$	136,592	1,105,312	—	1,241,904

2009

Securities Sold, Not Yet Purchased		Level 1	Level 2	Level 3	Total
State and municipal obligations	$	—	—	—	—
U.S. Government bonds		—	—	—	—
Corporate bonds and notes		—	819	—	819
Equity securities		—	—	—	—
Warrant securities		—	—	—	—
Foreign currency deposit		—	—	—	—
Total	$	—	819	—	819

(7) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate fair value.

(8) Property and Equipment

Property and equipment consists of the following:

		2010	2009
Property and equipment	$	736,030	693,943
Leasehold improvements		1,651	1,651
		737,681	695,594
Accumulated depreciation		(603,425)	(545,521)
	$	134,256	150,073

Depreciation expense for 2010 and 2009 was $57,904 and $63,030, respectively, and is included in other expenses in the accompanying statements of operations.

(9) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2010 and 2009, the Company had accrued approximately $640,000 and $467,000, respectively, in commissions and related payroll taxes payable.

The Company pays bonuses to its employees and officers at interim periods and year-end. There were no accrued bonuses as of December 31, 2010 and 2009. Management of the Company reviews both contractual and discretionary bonus amounts.

(10) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2010 and 2009 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

		2010	2009
Computed "expected" expense (benefit)	$	105,067	(9,073)
Cumulative effect of prior year tax adjustments		-	684,023
Meals and entertainment		65,527	78,599
State income tax, net of federal benefit		75,150	4,201
ISO expense		1,064	10,270
Non-deductible FINRA assessments		37,400	16,150
Other		2,372	(1,739)
Net decrease in valuation allowance		(168,292)	(1,143,743)
Income tax expense (benefit)	$	118,288	(361,312)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

		2010	2009
Deferred tax assets:			
Non-qualified stock option expense	$	576,103	581,471
Charitable contribution carryforwards		411,003	376,987
Net operating loss carryforwards		468,586	628,057
Accrued expenses		-	16,715
Unrealized loss on securities held for investment		27,004	29,281
Other		(5,501)	12,556
Total gross deferred tax asset		1,477,195	1,982,933
Deferred tax liabilities:			
Non-qualified stock option income		495,581	495,161
Total gross deferred tax liability		495,581	495,161
Valuation allowance		981,614	1,149,906
Net deferred tax asset	$	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the lack of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2010. At December 31, 2010, the Company had net operating loss carryforwards of approximately $1,370,000 which begin to expire in 2027 if not utilized. At December 31, 2010, the tax years that remain subject to examination by jurisdiction are all years after 2006 for Federal and Missouri returns and those years after 2006 for Texas returns. Management has reviewed all open tax years and has concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax provisions taken or expected to be taken on a tax return.

(11) Profit Sharing Plan

In January 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for income tax purposes. Contributions by the Company are discretionary. During 2010 and 2009 the Company contributed approximately $54,000 and $89,000, respectively, to the employee profit sharing plan, which is included in commissions, employee compensation and benefits in the accompanying statements of operations. In October 2010, the Company decided to discontinue the profit sharing plan effective December 1, 2010. All participants became fully vested in their plans and loans were deemed defaulted and taxable if not repaid. As stated in Note 5, the Company made loans to employees for 401k loans outstanding to prevent a taxable event (on the employees) due to the Company's decision.

(12) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

(13) Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31,

2010, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company had $3,712,150 or approximately 76% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2010.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

(14) Lease Commitments

The Company leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2010 are as follows:

	Operating
2011	$ 354,120
2012	354,120
2013	347,050
2014	342,000
2015	49,000
Thereafter	-
Minimum commitments	$ 1,446,290

Capital lease obligations are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition all of which will be satisfied within 12 months subsequent to the year ended December 31, 2010.

Furniture and office equipment, under capital leases, with a recorded cost of $235,729, net of depreciation of $166,693 and $133,017 as of December 31, 2010 and 2009, respectively, collateralized the capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." The capital leases terminated during 2010. Depreciation expense for assets under capital lease was $33,676 in 2010 and 2009.

Rent expense amounted to approximately $513,600 and $528,000 for the years ended December 31, 2010 and 2009, respectively. Rent expense is included in communications and occupancy in the accompanying statements of operations.

(15) Related Party Transactions

On occasion, the Company provides and receives funding to or from Westech for operating purposes.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Company, one of which is a majority owner of Westech, routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The majority owner of Westech also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(16) Commitments and Contingencies

Litigation

The Company is involved in various claims and legal actions, including arbitrations that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Company.

In a prior period, the Company entered into a brokerage arrangement to deliver certain securities to a buyer. However, the Company subsequently did not receive those securities from the seller. The buyer has demanded the securities, and did receive a portion of the amount due in cash through recovery of distributions associated with these securities. The buyer's remaining claims total approximately 13 shares of private stock (with an indicated trading price of approximately $100,000 per share). The Company is engaged in active dialogue with the buyer and seller to resolve this issue. It is expected that the buyer and seller will settle the issue directly. While no legal action has been initiated by the buyer, if such action occurs, the Company would initiate legal action against the seller.

Regulatory Action

On April 29, 2010, as a result of an investigation by the Financial Industry Regulatory Authority ("FINRA"), the Company agreed to pay fines totaling $75,000. The Company submitted an Election of Payment form showing the method by which the penalty would be repaid. At December 31, 2010, the unpaid balance of $44,624 is included in "Accounts payable, accrued expenses and other liabilities."

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital:		
Total stockholders' equity	$	3,890,721
Less:		
Nonallowable assets:		
Property and equipment, net		134,256
Receivable from employees		109,183
Securities and other investments not readily marketable		187,360
Federal income taxes receivable from Tejas, Inc.		—
Other assets		584,981
		1,015,780
Net capital before haircuts on securities		2,874,941
Haircuts on securities, including undue concentration		63,857
Net capital	$	2,811,084
Aggregate indebtedness:		
Total liabilities	$	998,529
Less:		
Securities sold, not yet purchased		—
Aggregate indebtedness	$	998,529
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	2,561,084
Ratio of aggregate indebtedness to net capital	$	0.36

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as reported by Tejas Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements.



Independent Auditors' Report on Internal
Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

19



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2011

5918 West Courtyard Drive, Suite 500   Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE • SPOKANE



CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors of Tejas Securities Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Tejas Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tejas Securities Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Tejas Securities Group, Inc.'s management is responsible for the Tejas Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 25, 2011

21

5918 West Courtyard Drive, Suite 500   Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___ , 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047433   FINRA   DEC
TEJAS SECURITIES GROUP INC   20*20
ATTN: ACCOUNTS PAYABLE
8226 BEE CAVES RD
AUSTIN TX 78746-4909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _54,996.98_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_23,473.95_)
      _8/17/10_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _31,523.03_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _-0-_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _31,523.03_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _31,523.03_

   H. Overpayment carried forward $(_-0-_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tejas Securities Group Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _25_ day of _February_ , 20 _11_ .

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _January 1_, 20_10_
and ending _December 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ ~~12,789,588~~
22,181,634.06 ~~xxxxxx~~

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

        (180,378.10)

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

        $ (2,463.84)

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

        $

        Enter the greater of line (i) or (ii)

        (2,463.84)

        Total deductions

        (182,841.94)

2d. SIPC Net Operating Revenues

$ 21,998,792.12

2e. General Assessment @ .0025

$ 54,996.98

(to page 1, line 2.A.)

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